Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces Full Patient Enrollment in its
Pivotal Phase III Trial of Celacade™ in Peripheral Arterial Disease

Toronto, Ontario (November 16, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease, today announced that it has reached full enrollment in its 500-patient pivotal phase III SIMPADICO trial of Celacade™ (immune modulation therapy) for the treatment of peripheral arterial disease (PAD). PAD is a serious condition resulting from atherosclerosis that causes insufficient blood flow to the lower extremities, impairing the ability to walk and carry out the normal activities of daily independent living. The disease is estimated to affect over seven million people in the United States alone, with related healthcare costs exceeding $10 billion annually.

“The SIMPADICO clinical trial investigators and their patients have clearly embraced Celacade™ as a potential new therapy for a disease that is vastly underserved,” stated Dr. Jeffrey Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator for the SIMPADICO trial. “SIMPADICO employed one of the most rigorous screening protocols ever used in a PAD trial assessing improvements in exercise tolerance. Our comprehensive screening protocol resulted in the screening of over 900 patients and is expected to be a key factor in determining the consistency and quality of the primary endpoint outcome, which we will reach in six months.”

The SIMPADICO trial has enrolled 500 patients with symptomatic PAD and intermittent claudication (Fontaine stage II) at 50 clinical sites in the United States and Canada. SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) was designed by an independent steering committee of thought leaders in vascular medicine to investigate the impact of Celacade™ on improving the symptom of intermittent claudication (pain on walking) in PAD and to support regulatory approval and marketing in North America and Europe. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance after six months; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. The primary endpoint of the SIMPADICO study is expected to be completed in the second quarter of 2005 and results will be made available following analysis of the data.

About PAD:
Peripheral arterial disease is a term used to denote impaired blood flow to the lower extremities resulting from atherosclerosis. It is now well established that inflammatory pathways are implicated in the development and progression of atherosclerosis and claudication, and known risk factors such as aging, obesity, smoking, lack of exercise, and diabetes contribute to the increasing incidence of PAD. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. It is estimated that in the United States alone, PAD affects over seven million people, with related healthcare

-more-

…page 2, November 16, 2004

costs exceeding $10 billion annually. The condition is associated with a high level of morbidity, and an estimated 30% of patients diagnosed with PAD will die within five years. Patients with PAD have a six-fold increase in risk of death from cardiovascular disease. In approximately 80,000 patients each year, the progression of PAD results in the need for amputation. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

About Vasogen:

Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen’s lead product, Celacade™ (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company’s 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade™ on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen’s 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade™ on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system’s physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in preclinical development for the treatment of neurodegenerative disorders including Parkinson’s and Alzheimer’s disease.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.